November 8, 2018

Allan Jones
President
Emaginos, Inc.
13428 Maxella Avenue, #144
Marina Del Rey, CA 90292

       Re: Emaginos, Inc.
           Current Report on Form 8-K
           Filed September 26, 2018
           File No. 000-55736

Dear Mr. Jones:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:    Lee Cassidy